Exhibit 99.3

Williams Controls Reports Third Quarter Earnings
Updated: Thursday, August 15, 2002 01:39 PM ET


PORTLAND, Ore., Aug. 15 /PRNewswire-FirstCall/ -- Williams Controls, Inc. (OTC Bulletin Board: WMCO) today announced higher earnings from operations and higher sales for the third quarter of fiscal 2002 ended June 30, 2002. Sales for the third quarter of fiscal 2002 improved 6.9% over sales in last year's corresponding quarter primarily from strong sales in the heavy truck business. Excluding sales in fiscal 2001 related to the Company's GeoFocus subsidiary, which was sold in June 2001, sales in the third fiscal quarter of 2002 increased 11% over the comparable quarter last year.


For the quarter ended June 30, 2002, net income allocable to common shareholders was $1,274,000 or $.06 per diluted share, compared to net income allocable to common shareholders of $1,637,000 or $.07 per diluted share during the third quarter of 2001. However the third fiscal quarter of 2001 included two gains on asset sales totaling $4,323,000. Net income for the current quarter includes income of $720,000 from a favorable settlement of an outstanding vendor obligation and a tax benefit relating to a tax refund of $276,000.


Excluding these income and expense items, net income allocable to common shareholders for the third quarter of fiscal 2002 was $278,000 or $.01 per diluted share compared to a net loss allocable to common shareholders of $2,686,000 or $.10 per diluted share for the same period in 2002.


For the nine months ended June 30, 2002, sales decreased 11% to $37,733,000 compared to the prior year's first nine months sales of $42,610,000. Substantially all the sales decline was the result of the closure of the Company's PPT subsidiary and the sale of GeoFocus in fiscal 2001. Following a slow start earlier in the year, sales for the nine months of fiscal 2002 are essentially even with last year, on an adjusted basis.


For the nine months ended June 30, 2002 net loss allocable to common shareholders was $3,308,000 or $.17 per diluted share, compared with a net loss of $9,923,000 or $.50 per diluted share for the same period in 2001. The Company's 2002 year to date financial performance includes recognition of an impairment loss of $3,565,000, or $.18 per diluted share related to the Company's note receivable from and investment in Ajay Sports, Inc. (Ajay), a related party. The Company evaluated the realization of the note receivable from and investment in Ajay and recognized an impairment loss for the entire carrying value of the Ajay asset in the second quarter of fiscal 2002.


Gross margins for both the quarter and nine months ended June 30, 2002 showed improvement from the same periods during the prior fiscal year. The margin improvements for both the current fiscal quarter and year to date were due to lower operating costs at the Company's Florida operations resulting from consolidation of the Florida operations into one facility earlier this year, operating efficiencies at the Company's Portland, Oregon operations and the shutdown of PPT in fiscal 2001, eliminating the negative margins from that operation.


Gene Goodson, who became the Company's Chief Executive Officer and President in connection with the financing transaction led by American Industrial Partners, a San Francisco and New York based private equity firm, (AIP) stated, "There are a number of positive signs for Williams Controls. The manufacturing efficiencies from combining our two Florida operations into one facility began to show in this quarter. Sales in our crucial heavy truck business are doing well, and although we may see some fall off in sales later in the year with the new heavy truck emission standards, we believe the core business is sound." He concluded "with the completion of the financing transaction led by AIP, we are now in a position to operate from a solid base and look forward to continued gains in profitability."


Williams Controls designs and manufactures control systems and sensors for use primarily in the transportation industry. Williams Controls is the predominant manufacturer of electronic throttle controls ("ETCs") for the heavy and medium duty truck market, in addition to supplying some of the world's largest manufactures in the automotive market, where demand for ETCs is rapidly expanding. Benefits of ETCs include lower vehicle emissions, improved fuel economy, integrated cruise control, and the elimination of complex mechanical linkages. For more information you can find Williams Controls on the Internet at http://www.wmco.com .

The statements included in this news release concerning predictions of economic performance and management's plans and objectives constitute forward- looking statements made pursuant to the safe harbor provisions of section 21e of the securities exchange act of 1934, as amended, and section 27a of the securities act of 1934, as amended. These statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, factors detailed in the Securities and Exchange Commission filings of the Company; economic downturns affecting the operations of the Company or any of its business operations, competition, the continued availability of the financing to fund the company's operations. The forward-looking statements contained in this press release speak only as of the date hereof and the company disclaims any intent or obligation to update these forward-looking statements.

                           Williams Controls, Inc.

          Unaudited Condensed Consolidated Statements of Operations
               (Dollars in thousands, except per share amounts)

                       Three Months   Three Months   Nine Months   Nine Months
                          Ended          Ended          Ended         Ended
                         6/30/02        6/30/01        6/30/02       6/30/01
    Sales                $13,467        $12,601        $37,733       $42,610
    Cost of sales          9,487         10,533         27,572        35,364
    Gross margin           3,980          2,068         10,161         7,246
    Research and
     development             856          1,213          2,515         3,180
    Selling                  360            292            962         1,058
    Administration         1,443          1,970          4,735         6,748
    Loss on impairment
     of assets -
     ProActive                 -              -              -         4,366
    Gain on sale of
     land and
     building - Aptek          -         (1,837)             -        (1,837)
    Gain on sale
     of GeoFocus               -         (2,486)             -        (2,486)
    Other (income)
     expenses                (70)         1,132          1,458         3,248
    Income (loss) before
     income taxes          1,391          1,784         (3,074)       (9,027)
    Income tax benefit       231              -            231             -
    Net income (loss)
     from continuing
     operations            1,622          1,784         (2,843)       (9,027)
    Discontinued
     Operations - Gain
     from exchange of
     building for debt
     of the previously
     discontinued
     agricultural
     equipment segment         -              -            417             -
    Net income (loss)      1,622          1,784         (2,426)       (9,027)
    Dividends on
     preferred stock        (348)          (147)          (882)         (896)
    Net income (loss)
     allocable to common
     shareholders         $1,274         $1,637        $(3,308)      $(9,923)
    Net income (loss)
     per common share -
     basic                 $0.06          $0.08         $(0.17)       $(0.50)
    Net income (loss)
     per common share -
     diluted               $0.06          $0.07         $(0.17)       $(0.50)
    Weighted avg. shares
     used in per
     share calculation -
     basic            19,928,522     19,921,114     19,927,411    19,921,114
    Weighted avg.
     shares used in
     per share
     calculation -
     diluted          21,037,522     26,356,023     19,927,411    19,921,114



SOURCE Williams Controls, Inc.


CONTACT: Dennis E. Bunday, Executive Vice President and Chief Financial Officer of Williams Controls, Inc.,
+1-503-684-8600